ErmaRose Winery LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand - Register	25,405.67
TOTAL BUS CHK (1116)	1,639.57
Total Bank Accounts	**$27,045.24**
Other Current Assets	
SK-Cash Drawer Cash Account	112.49
SK-Total Tendered	0.00
SK-Undeposited Funds VISA/MC/Dsc	432.05
Uncategorized Asset	-1,267.26
Total Other Current Assets	**$ -722.72**
Total Current Assets	**$26,322.52**
Fixed Assets	
Building Improvements	82,365.00
Furniture & Fixtures	5,000.00
Machinery & Equipment	3,247.50
Total Fixed Assets	**$90,612.50**
TOTAL ASSETS	**$116,935.02**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	0.00
SK-Gratuity	68.50
SK-Sales Tax	36.24
Total Other Current Liabilities	**$104.74**
Total Current Liabilities	**$104.74**
Total Liabilities	**$104.74**
Equity	
Owner's Investment	104,823.04
Owner's Pay & Personal Expenses	-572.49
Retained Earnings	-8,411.18
Net Income	20,990.91
Total Equity	**$116,830.28**
TOTAL LIABILITIES AND EQUITY	**$116,935.02**

ErmaRose Winery LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	429,788.46
SK-Sales	439.80
Total Income	**$430,228.26**
Cost of Goods Sold	
Cost of Goods Sold	14,591.14
Job Supplies - COGS	123,299.26
Total Cost of Goods Sold	**$137,890.40**
GROSS PROFIT	**$292,337.86**
Expenses	
Advertising & Marketing	9,640.53
Bank Charges & Fees	67.12
Car & Truck	1,489.28
Charitable Donations	400.00
Contractors	31,329.80
Credit Card Fees	14,252.70
Dues & subscriptions	1,535.51
Furniture Exp.	1,602.86
Insurance	2,622.98
Legal & Professional Services	1,559.48
Meals & Entertainment	1,408.36
Office Supplies & Software	19,539.63
Office/Admin	6,806.34
Other Business Expenses	741.95
Payroll Expenses	
Payroll Fees	1,131.89
Payroll Tax Expenses	5,852.50
Payroll Wages	56,148.68
Total Payroll Expenses	**63,133.07**
Rent & Lease	41,613.96
Repairs & Maintenance	27,170.91
Shipping & Delivery	4,043.84
Taxes & Licenses	21,946.81
Uniforms	935.75
Utilities	19,506.07
Total Expenses	**$271,346.95**
NET OPERATING INCOME	**$20,990.91**
NET INCOME	**$20,990.91**

ErmaRose Winery LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	20,990.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
SK-Cash Drawer Cash Account	-112.49
SK-Total Tendered	0.00
SK-Undeposited Funds VISA/MC/Dsc	-432.05
Uncategorized Asset	1,267.26
SK-Gratuity	68.50
SK-Sales Tax	36.24
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**827.46**
Net cash provided by operating activities	**$21,818.37**
INVESTING ACTIVITIES	
Machinery & Equipment	-3,247.50
Net cash provided by investing activities	**$ -3,247.50**
NET CASH INCREASE FOR PERIOD	**$18,570.87**
Cash at beginning of period	8,474.37
CASH AT END OF PERIOD	**$27,045.24**